Exhibit 4.4

 HÖEGH LNG PARTNERS LP
LONG TERM INCENTIVE PLAN

PHANTOM UNIT AGREEMENT

This Phantom Unit Agreement (this “Agreement”) is made and entered into by and between Höegh LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), and _____________________ (the “Participant”). This Agreement is effective as of the __ day of _______________, (the “Date of Grant”). Capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan (as defined below), unless the context requires otherwise.

WITNESSETH:

WHEREAS, the Partnership, acting through the Board, has adopted the Höegh LNG Partners LP Long Term Incentive Plan (the “Plan”) to, among other things, attract, retain and motivate certain employees, consultants and directors of the Partnership and its Affiliates; and

WHEREAS, the Committee has authorized the grant of Phantom Units of the Partnership to certain Participants as part of their compensation for services provided to the Partnership.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other valuable consideration hereinafter set forth, the Participant and the Partnership agree as follows:

1.          Grant of Phantom Units. The Partnership hereby grants to the Participant _______ Phantom Units (the “Award”), subject to all of the terms and conditions set forth in the Plan and this Agreement, whereby each Phantom Unit represents the right to receive one Unit (each, a “Phantom Unit”).

2.          Phantom Unit Account. Phantom Units represent hypothetical Units and not actual Units. The Partnership shall establish and maintain a bookkeeping account on its records for the Participant (a “Phantom Unit Account”) and shall record in such Phantom Unit Account: (a) the number of Phantom Units granted to the Participant and (b) the amount deliverable to the Participant at settlement on account of Phantom Units that have vested. The Participant shall not have any interest in any fund or specific assets of the Partnership by reason of this Award or the Phantom Unit Account established for the Participant.

3.          Rights of Participant. No Units shall be issued to the Participant at the time the grant is made, and the Participant shall not be, nor have any of the rights and privileges of, a unitholder or limited partner of the Partnership with respect to any Phantom Units recorded in the Phantom Unit Account. The Participant shall have no voting rights with respect to the Phantom Units. In the event the Partnership pays any distributions in respect of its outstanding Units and, on the record date for such distribution, the Participant holds Phantom Units granted pursuant to this Agreement that have not vested, the Partnership shall establish a DER bookkeeping account with respect to each Phantom Unit (“DER Account”) that shall be credited with an amount equal to any such distributions made by the Partnership on a Unit, which are distributions the Participant would have received if the Participant were the record owner, as of such record date, of the number of Units related to the portion of the Phantom Units that have not been settled as of such record date (the “DER”). On the applicable settlement date(s) specified in Section 6, the Partnership shall reinvest the amount in the DER Account into additional Units and pay such additional Units to the Participant, but only to the extent such Phantom Units ultimately vest in accordance with Section 4 or Section 5. No interest shall be payable with respect to such DERs for the period of time beginning on the date a distribution is paid to the Partnership’s unitholders and ending on the date the DERs are paid to the Participant pursuant to this Agreement.

4.          Vesting of Phantom Units. The Phantom Units (including any DERs) are restricted in that they may be forfeited by the Participant and in that they may not, except as otherwise provided in the Plan, be transferred or otherwise disposed of by the Participant. Subject to the terms and conditions of this Agreement, the forfeiture restrictions on such Phantom Units shall lapse, and the Phantom Units shall vest as set forth in the following vesting chart:

Vesting Date	Number of Phantom Units that become Vested

Total	100%

Notwithstanding the vesting chart set forth in this Section 4 (the “Vesting Chart”), such restrictions will lapse, and the Phantom Units (including any DERs) shall vest in accordance with this Section 4 only if the Participant has continuously provided services to the Partnership or an Affiliate from the Date of Grant through the applicable date of vesting (each, a “Vesting Date”).

5.	Separation from Service.

(a)          Separation for Any Reason. Subject to Section 5 (b) below, if the Participant’s employment or service relationship with the Partnership is terminated, then all Phantom Units subject to this Agreement that have not yet vested shall become null and void without compensation as of the earlier of (i) the date of the termination notice and (ii) the date the Participant’s service terminates.

(b)          Separation Due to Gross Breach. In the event of a summary dismissal of the Participant’s employment or service relationship with the Partnership due to the Participant’s gross breach of any duty or other serious breach of the employment agreement or service contract (if any), then all Phantom Units subject to this Agreement not yet settled shall become null and void without compensation at the date of the written notice of termination or at the date of the written notice of a summary dismissal.

6.          Settlement Date; Manner of Settlement. The settlement date or dates of the Units related to the Participant’s Phantom Units will be the date or dates on which the restrictions on such Phantom Units expire as provided in Sections 4 or 5 of this Agreement. Any fractional Phantom Units shall be rounded down to the nearest whole Unit. The Participant agrees that any vested Units that he or she acquires upon vesting of the Phantom Units will not be sold or otherwise disposed of in any manner that would constitute a violation of any applicable securities laws, the Plan or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission (the “SEC”) and any stock exchange upon which the Units are then listed. The Participant also agrees that any certificates representing the Units acquired under this Award may bear such legend or legends as the Committee deems appropriate in order to assure compliance with applicable securities laws. In addition to the terms and conditions provided herein, the Partnership may require that the Participant make such covenants, agreements, and representations as the Committee, in its sole discretion, deems advisable in order to comply with any such laws, rules, regulations, or requirements.

7.          Limitations on Transfer. The Participant agrees that he or she shall not dispose of (meaning, without limitation, sell, transfer, pledge, exchange, hypothecate or otherwise dispose of) any Phantom Units or other rights hereby acquired prior to the date the Phantom Units are vested and settled. Any attempted disposition of the Phantom Units in violation of the preceding sentence shall be null and void and the Phantom Units that the Participant attempted to dispose of shall be forfeited.

8.          Adjustment. The number of Phantom Units granted to the Participant pursuant to this Agreement shall be adjusted to reflect distributions of the Partnership paid in units, unit splits or other changes in the capital structure of the Partnership, all in accordance with the Plan. All provisions of this Agreement shall be applicable to such new or additional or different units or securities distributed or issued pursuant to the Plan to the same extent that such provisions are applicable to the units with respect to which they were distributed or issued.

9.          Violation of Law, Regulation or Rule. The Partnership shall not be required to deliver any Units hereunder if, upon the advice of counsel for the Partnership, such acquisition or delivery would violate the U.S. Securities Act of 1933 or any other applicable federal, state, or local law or regulation or the rules of the exchange upon which the Partnership’s Units are traded.

10.         Copy of Plan. By the execution of this Agreement, the Participant acknowledges receipt of a copy of the Plan. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable law, then such provision will be deemed to be modified to the minimum extent necessary to render it legal, valid and enforceable; and if such provision cannot be so modified, then this Agreement will be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties will be construed and enforced accordingly.

11.         Notices. Whenever any notice is required or permitted hereunder, such notice must be in writing and personally delivered or sent by mail. Any such notice required or permitted to be delivered hereunder shall be deemed to be delivered on the date on which it is personally delivered or, whether actually received or not, on the third business day after it is deposited in the mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address which such person has theretofore specified by written notice delivered in accordance herewith. The Partnership or the Participant may change at any time and from time to time by written notice to the other, the address which the Partnership or the Participant previously specified for receiving notices. The Partnership and the Participant agree that any notices shall be given to the Partnership or to the Participant at the following addresses:

Partnership:	Höegh LNG Partners LP
c/o Höegh LNG AS
Attn: CFO
Drammensveien 134
N-0277 Oslo, Norway

Participant:	At the Participant’s current address as shown in the Partnership’s records.

12.         Acknowledgments. In accepting the Award, the Participant acknowledges, understands and agrees that:

(a)          the Plan is established voluntarily by the Partnership, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Partnership at any time, to the extent permitted by the Plan;

(b)          all decisions with respect to future grants of Phantom Units, if any, will be at the sole discretion of the Partnership;

(c)          the Award and the Participant’s participation in the Plan shall not create a right to be retained in the employment or service of the Partnership or be interpreted as forming an employment or service contract with the Partnership or its Affiliates and shall not interfere with the ability of the Partnership to terminate the Participant’s employment or service relationship (if any);

(d)          the Participant is voluntarily participating in the Plan;

(e)          the Phantom Units and the Units subject to the Phantom Units are an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Partnership, and which is outside the scope of the Participant’s employment or service contract, if any;

(f)          the Phantom Units and the Units subject to the Phantom Units are not intended to replace any pension rights or compensation;

(g)          the Phantom Units and the Units subject to the Phantom Units, and the income and value of the same, are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;

(h)          the future value of the Units is unknown, indeterminable and cannot be predicted with certainty;

(i)          no claim or entitlement to compensation or damages shall arise from forfeiture of the Phantom Units resulting from termination of employment or service with the Partnership (for any reason whatsoever, whether or not later found to be invalid or in breach of applicable laws in the jurisdiction where the Participant is employed or performs services or the terms of the Participant’s employment agreement or consulting agreement, if any) and in consideration of the grant of the Phantom Units, to which the Participant is not otherwise entitled, the Participant irrevocably agrees never to institute any claim against the Partnership or its Affiliates, waives his or her ability, if any, to bring any such claim, and releases the Partnership and its Affiliates from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then by participating in the Plan, the Participant shall be deemed irrevocably to have agreed not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claim;

(j)          for purposes of the Phantom Units, the Participant’s employment or service relationship will be considered terminated as of the date he or she is no longer actively providing services to the Partnership or its Affiliates (regardless of the reason for such termination and whether or not later found to be invalid or in breach of applicable laws in the jurisdiction where the Participant is employed or performs services) and unless otherwise expressly provided in this Agreement, his or her right to vest in the Phantom Units under the Plan, if any, will terminate as of such date and will not be extended by any notice period (e.g., the Participant’s period of employment or service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where the Participant is employed or performs services); the Committee shall have the exclusive discretion to determine when the Participant is no longer actively employed or providing services for purposes of the Award (including whether the Participant may still be considered to be providing services while on a leave of absence);

(k)          unless otherwise provided in the Plan or by the Partnership in its discretion, the Phantom Units and the benefits evidenced by this Agreement do not create any entitlement to have the Phantom Units or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Units; and

(l)          neither the Partnership nor any of its Affiliates shall be liable for any foreign exchange rate fluctuation between the Participant’s local currency and the United States Dollar that may affect the value of the Phantom Units or of any amounts due to the Participant pursuant to the settlement of the Phantom Units or the subsequent sale of any Units acquired upon settlement.

13.         Taxes. The Participant acknowledges that, regardless of any action the Partnership or its Affiliates take with respect to any or all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Participant’s participation in the Plan and legally applicable to the Participant (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains his or her responsibility and may exceed the amount actually withheld by the Partnership or its Affiliates. The Participant further acknowledges that the Partnership and its Affiliates (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Phantom Units, including, but not limited to, the grant, vesting or settlement of the Phantom Units, the issuance of Units upon settlement of the Phantom Units, the subsequent sale of Units acquired pursuant to such issuance and the receipt of any distributions and/or any DERs; and (b) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Phantom Units to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if the Participant has become subject to Tax-Related Items in more than one jurisdiction, the Participant acknowledges that the Partnership and its Affiliates may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, the Participant will pay or make adequate arrangements satisfactory to the Partnership and its Affiliates to satisfy all Tax-Related Items. In this regard, the Participant authorizes the Partnership and its Affiliates, or their respective agents, at their discretion, to satisfy any withholding obligation for Tax-Related Items by one or a combination of the following:

1.	withholding from the cash compensation paid to the Participant by the Partnership or its Affiliates; or

2.	withholding from proceeds of the sale of Units acquired upon settlement of the Phantom Units either through a voluntary sale or through a mandatory sale arranged by the Partnership or its Affiliates (on the Participant’s behalf pursuant to this authorization without further consent); or

3.	withholding in Units to be issued upon settlement of the Phantom Units.

Depending on the withholding method, the Partnership may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding rates or other applicable withholding rates, including maximum applicable rates, in which case the Participant will receive a refund of any over-withheld amount in cash and will have no entitlement to the Unit equivalent. If the obligation for Tax-Related Items is satisfied by withholding in Units, for tax purposes, the Participant is deemed to have been issued the full number of Units subject to the vested portion of the Phantom Units being settled at such time, notwithstanding that a number of the Units are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of the Participant’s participation in the Plan.

Finally, the Participant agrees to pay to the Partnership or its Affiliates any amount of Tax-Related Items that the Partnership or its Affiliates may be required to withhold or account for as a result of his or her participation in the Plan that cannot be satisfied by the means previously described. The Partnership may refuse to issue or deliver the Units or the proceeds of the sale of Units, if the Participant fails to comply with his or her obligations in connection with the Tax-Related Items.

14.          General Provisions.

(a)          Administration. This Agreement shall at all times be subject to the terms and conditions of the Plan. The Committee shall have sole and complete discretion with respect to all matters reserved to it by the Plan and decisions of a majority of the Committee with respect thereto and with respect to this Agreement shall be final and binding upon the Participant and the Partnership. In the event of any conflict between the terms and conditions of this Agreement and the Plan, the provisions of the Plan shall control.

(b)          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of law principles thereof.

(c)          Amendments. This Agreement may be amended only by a written agreement executed by the Partnership and the Participant, except that the Committee may unilaterally waive any conditions or rights under, amend any terms of, or alter this Agreement provided no such change (other than pursuant to Section 7(b), 7(c), 7(d), 7(e), or 7(g) of the Plan) materially reduces the rights or benefits of the Participant with respect to the Phantom Units without his consent.

(d)          Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Partnership and upon any person lawfully claiming under the Participant.

(e)          Entire Agreement. This Agreement and the Plan constitute the entire agreement of the parties hereto with regard to the subject matter hereof, and contain all the covenants, promises, representations, warranties and agreements between the parties with respect to the Phantom Units granted hereby. Without limiting the scope of the preceding sentence, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect.

(f)          No Liability for Good Faith Determinations. Neither the Partnership or its Affiliates nor the members of the Committee and the Board shall be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Phantom Units granted hereunder.

(g)          No Advice Regarding Award. The Partnership is not providing any tax, legal or financial advice, nor is the Partnership making any recommendations regarding the Participant’s participation in the Plan, or his acquisition or sale of the underlying Units. The Participant is hereby advised to consult with his or her own personal tax, legal and financial advisors regarding the Participant’s participation in the Plan before taking any action related to the Plan.

(h)          Data Privacy. The Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of his or her personal data as described in this Agreement and any other Phantom Unit materials (“Data”) by and among, as applicable, the Partnership or its Affiliates for the exclusive purpose of implementing, administering and managing the Participant’s participation in the Plan.

The Participant understands that the Partnership and its Affiliates may hold certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Partnership, details of all Phantom Units or any other entitlement to Units awarded, canceled, exercised, vested, unvested or outstanding in the Participant’s favor, for the exclusive purpose of implementing, administering and managing the Plan.

The Participant understands that Data will be transferred to the stock plan service provider as may be selected by the Partnership in the future, which is assisting the Partnership with the implementation, administration and management of the Plan. The Participant understands that the recipients of Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than the Participant’s country. The Participant understands that the Participant may request a list with the names and addresses of any potential recipients of Data by contacting the Participant’s local human resources representative. The Participant authorizes the Partnership and its Affiliates and any other third parties which may assist the Partnership and its Affiliates (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Participant’s participation in the Plan. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the Participant’s participation in the Plan. The Participant understands that the Participant may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Participant’s local human resources representative. Further, the Participant understands that the Participant is providing the consents herein on a purely voluntary basis. If the Participant does not consent, or if the Participant later seeks to revoke the Participant’s consent, the Participant’s employment status and career with the Partnership or its Affiliates will not be adversely affected; the only adverse consequence of refusing or withdrawing the Participant’s consent is that the Partnership would not be able to grant the Phantom Units or other equity awards to the Participant or administer or maintain such awards. Therefore, the Participant understands that refusing or withdrawing the Participant’s consent may affect the Participant’s ability to participate in the Plan. For more information on the consequences of the Participant’s refusal to consent or withdrawal of consent, the Participant understands that the Participant may contact the Participant’s local human resources representative.

(i)          Language. If the Participant has received this Agreement or any other document related to the Award translated into a language other than English and if the meaning of the translated version is different from the English version, the English version will control.

(j)          Imposition of Other Requirements. The Partnership reserves the right to impose other requirements on the Participant’s participation in the Plan, on the Phantom Units and on any Units acquired under the Plan, to the extent the Partnership determines it is necessary or advisable for legal or administrative reasons, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

(k)          Waiver. The Participant acknowledges that a waiver by the Partnership of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement or of any subsequent breach by the Participant or any other participant in the Plan.

(l)          Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

(m)          Headings. The titles and headings of Sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

(n)          Gender. Words used in the masculine shall apply to the feminine where applicable, and wherever the context of this Agreement dictates, the plural shall be read as the singular and the singular as the plural.

(o)          Consent to Electronic Delivery; Electronic Signature. In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Partnership may be required to deliver (including, without limitation, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports, and all other forms of communications) in connection with this and any other award made or offered by the Partnership. Electronic delivery may be via a Partnership electronic mail system or by reference to a location on a Partnership intranet to which the Participant has access. The Participant hereby consents to any and all procedures the Partnership has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Partnership may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

(p)          Sections 409A and 457A. The Phantom Units and DERs granted hereunder are intended to comply with the short-term deferral exceptions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations issued thereunder and Section 457A of the Code and all applicable guidance issued with respect to Section 457A of the Code and this Agreement shall be construed and interpreted in a manner consistent with such intent. Notwithstanding the foregoing, neither the Partnership nor any of its Affiliates makes any representations that the Phantom Units or DERs granted hereunder are exempt from Sections 409A or 457A of the Code and in no event shall the Partnership or its Affiliates be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A or 457A of the Code.

[Signature Page Follows]

IN WITNESS WHEREOF, the Partnership has caused this Agreement to be executed by its officer thereunto duly authorized, and the Participant has set his hand as to the date and year first above written.

HÖEGH LNG PARTNERS LP

By:_____________________________________________

Name: __________________________________________

Title: ___________________________________________

PARTICIPANT

________________________________________________
[Name]